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TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

priceline.com Incorporated
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

2.25% SENIOR CONVERTIBLE NOTES DUE 2025
(Title of Class of Securities)

741503AD8 and 741503AE6
(CUSIP Number of Class of Securities)

Peter J. Millones, Jr., Esq.
Executive Vice President and General Counsel
priceline.com Incorporated
800 Connecticut Avenue
Norwalk, Connecticut 06854
(203) 299-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Daniel Dunson, Esq.
Sullivan & Cromwell LLP
125 Broad St.
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$100,000,000	$10,700.00

(1)
This tender offer statement relates to the exchange by priceline.com Incorporated of an aggregate of up to $100,000,000 aggregate principal amount of its 2006 2.25% Senior Convertible Notes due January 15, 2025 for $100,000,000 aggregate principal amount of its currently outstanding 2.25% Senior Convertible Notes due January 15, 2025. Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, this amount is the book value as of October 10, 2006 of the maximum amount of the currently outstanding 2.25% Senior Convertible Notes due January 15, 2025 that may be received by the Registrant from tendering holders.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$10,700.00	Filing Party:	priceline.com Incorporated
Form or Registration No.:	Schedule TO-I	Date Filed:	October 10, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

TABLE OF CONTENTS

Item 11.	Additional Information
Item 12.	Exhibits
SIGNATURE
INDEX TO EXHIBITS

INTRODUCTORY STATEMENT

        This Amendment No. 2 amends and supplements the tender offer statement on Schedule TO (this "Schedule TO") originally filed on October 10, 2006 and amended on October 24, 2006, by priceline.com Incorporated, a Delaware corporation (the "Company"), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the "Exchange Offer") for $100,000,000 aggregate principal amount of its 2006 2.25% Senior Convertible Notes due January 15, 2025 (the "New Notes") for any and all of the $100,000,000 aggregate principal amount of its currently outstanding 2.25% Senior Convertible Notes due January 15, 2025 (the "Outstanding Notes"), upon the terms and subject to the conditions set forth in the Company's offering circular, dated October 10, 2006, as amended on October 24, 2006 (the "Offering Circular"), and the related Letter of Transmittal for the Exchange Offer (the "Letter of Transmittal"), which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively to this Schedule TO.

        All of the information set forth in the Offering Circular and the Letter of Transmittal, and any annexes, schedules or amendments thereto related to the Exchange Offer, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

Item 11. Additional Information.

        The Exchange Offer expired at midnight, New York City time, on Monday, November 6, 2006 (the "Expiration Date"). The Company has been advised by American Stock Transfer & Trust Company, the exchange agent, that as of the Expiration Date, $100,000,000 aggregate principal amount of the Outstanding Notes, representing 100% of the Outstanding Notes, have been tendered. The Company has accepted all validly tendered Outstanding Notes and will issue a like principal amount of New Notes and pay a cash exchange fee of $3.50 for each $1,000 principal amount of Outstanding Notes exchanged. The New Notes will be issued promptly to holders who have properly tendered Outstanding Notes in accordance with the terms of the Exchange Offer.

Item 12. Exhibits.

(a)(1)(A)	Offering Circular dated October 10, 2006, as amended October 24, 2006.*
(a)(1)(B)	Letter of Transmittal.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release issued October 10, 2006 (filed by the Company pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended).*
(a)(6)	Press Release issued October 23, 2006 (filed by the Company pursuant to Rule 13-4(c) under the Securities Exchange Act of 1934, as amended).*
(b)	None.
(d)(1)(A)
Indenture, dated as of June 28, 2004, between the Company and American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.9(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(d)(1)(B)
Supplemental Indenture, dated as of December 13, 2004, between the Company and American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(d)(2)
Registration Rights Agreement, dated June 28, 2004, among the Company and the initial purchasers party thereto (incorporated by reference to Exhibit 4.8(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(g)	None.
(h)	None.

*
Previously filed.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

priceline.com Incorporated
Dated: November 8, 2006	By:	/s/ ROBERT J. MYLOD, JR.
Name: Robert J. Mylod, Jr.
Title: Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offering Circular dated October 10, 2006, as amended October 24, 2006.*
(a)(1)(B)	Letter of Transmittal.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release issued October 10, 2006 (filed by the Company pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended).*
(a)(6)	Press Release issued October 23, 2006 (filed by the Company pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended).*
(b)	None.
(d)(1)(A)
Indenture, dated as of June 28, 2004, between the Company and American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.9(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(d)(1)(B)
Supplemental Indenture, dated as of December 13, 2004, between the Company and American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(d)(2)
Registration Rights Agreement, dated June 28, 2004, among the Company and the initial purchasers party thereto (incorporated by reference to Exhibit 4.8(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(g)	None.
(h)	None.

*
Previously filed.

vi